AEGIS CAPITAL CORP.

810 Seventh Avenue – 18th Floor

New York, New York 10019

January 17, 2014

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Akers Biosciences, Inc.
Registration Statement on Form S-1
(File No. 333-190456)

Dear Mr. Riedler:

Acting on behalf of the several underwriters, we hereby join in the request of General Finance Corporation that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective at 5:15 p.m., Eastern Time, on January 22, 2014, or as soon thereafter as practicable.

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, between December 30, 2013 and January 17, 2014, we distributed approximately 725 copies of the Preliminary Prospectus dated December 30, 2013.

We confirm that we are aware of our obligations under the Securities Act of 1933, as amended, and that we have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of Prospectuses. We have been informed by the other underwriters and dealers participating in the distribution of this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of Prospectuses.

Very Truly Yours,

By: AEGIS CAPITAL CORPORATION

By:	/s/ David Bocchi
Name:	David Bocchi
Title:	Managing Director